UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                           For the month of July 2009

                        Commission File Number: 000-30820

                            TIKCRO TECHNOLOGIES LTD.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                            Form 20-F [ X ]        Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):    [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Tikcro Technologies Announces 2009 Annual General Meeting, dated July 28, 2009.

99.2 Notice of Tikcro 2009 Annual General Meeting and Proxy Statement, dated July 28, 2009.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Tikcro Technologies Ltd.


                                       By:/s/ Adam M. Klein
                                         ---------------------------
Date: July 28, 2009                    Adam M. Klein for Eric Paneth,
                                       pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

99.1 Press Release: Tikcro Technologies Announces 2009 Annual General Meeting, dated July 28, 2009.

99.2 Notice of Tikcro 2009 Annual General Meeting and Proxy Statement, dated July 28, 2009.